Filed pursuant to Rule 433
Registration Statement No. 333-294132
March 24, 2026

Rogers Communications Inc.
6.875% Fixed-to-Fixed Rate Subordinated Notes due 2056
Dated March 24, 2026

The following information supplements (or supersedes, to the extent that it is inconsistent therewith) the Preliminary Prospectus Supplement dated March 24, 2026 relating to the below described securities (the “Preliminary Prospectus Supplement”). Capitalized terms used but not defined in this pricing term sheet shall have the meaning ascribed to them in the Preliminary Prospectus Supplement.

Issuer:	Rogers Communications Inc. (“RCI”)

Security:	6.875% Fixed-to-Fixed Rate Subordinated Notes due 2056 (the “Notes”)

Expected Ratings*:	Moody’s Investors Service Inc.: Ba1 (Stable) S&P Global Ratings: BB (Negative) DBRS: BB (Positive)

Principal Amount:	US$750,000,000

Pricing Date:	March 24, 2026

Settlement Date:	March 27, 2026 (T+3)

Maturity Date:	July 31, 2056 (the “Maturity Date”)

Offering Price:	100.000% of the principal amount

Interest Rate:
The Notes will bear interest (i) from, and including, the settlement date to, but excluding, July 31, 2031, at a rate of 6.875% per annum and (ii) from, and including, July 31, 2031, to but excluding the Maturity Date the outstanding Notes will bear interest at a rate per annum equal to the 5-Year Treasury Rate (subject to reset as described below) plus 2.840%; provided, that the interest rate during any Interest Rate Reset Period for the Notes will not reset below 6.875% (which equals the initial interest rate on the Notes).

The 5-Year Treasury Rate for computing interest on the outstanding Notes  from and after the Initial Interest Rate Reset Date will initially be based on such rate as of the first business day prior to the Initial Interest Rate Reset Date and it will be reset on the fifth anniversary of the Initial Interest Rate Reset Date and, thereafter, on each subsequent date that is the fifth anniversary of the immediately preceding date on which such rate is reset, based on the 5-Year Treasury Rate as of the first business day prior to each such fifth anniversary.

“Initial Interest Rate Reset Date” means July 31, 2031.

Interest Payment Dates:
Interest on the Notes will be payable semi-annually in arrears on January 31 and July 31 of each year (each, an “Interest Payment Date”), commencing on July 31, 2026, subject to deferral pursuant to the Deferral Right.

Deferral Right:
So long as no event of default has occurred and is continuing, RCI may elect, at its sole option, at any date other than an Interest Payment Date, to defer the interest payable on the Notes  (the “Deferral Right”) on one or more occasions for up to five consecutive years.

Day Count Convention:	360-day year consisting of twelve 30-day months and, for any period shorter than six months, on the basis of the actual number of days elapsed per 30-day month.

Optional Redemption:
RCI may, at its option, redeem the Notes , in whole at any time or in part from time to time, (i) on any day in the period commencing on and including the date that is 90 days prior to the Initial Interest Rate Reset Date and ending on and including the Initial Interest Rate Reset Date and (ii) after the Initial Interest Rate Reset Date, on any Interest Payment Date, in each case, at a redemption price equal to 100% of the principal amount of the Notes  redeemed together with accrued and unpaid interest (including deferred interest, if any) thereon to, but excluding, the date fixed for redemption.

Redemption on Tax Event or Rating Event:
At any time within 90 days following the occurrence of a Tax Event with respect to the Notes, RCI may, at its option, redeem all (but not less than all) of the Notes  at a redemption price equal to 100% of the principal amount thereof, together with accrued and unpaid interest (including deferred interest, if any) thereon to, but excluding, the date fixed for redemption. At any time within 90 days following the occurrence of a Rating Event, RCI may, at its option, redeem all (but not less than all) of the Notes  at a redemption price equal to 102% of the principal amount thereof, together with accrued and unpaid interest (including deferred interest, if any) thereon to, but excluding, the date fixed for redemption.

CUSIP / ISIN:	775109 DL2 / US775109DL25

Denomination:	The Notes will be issued in minimum denominations of US$2,000 and integral multiples of US$1,000 above that amount.

Joint Book-Running Managers:
BofA Securities, Inc.
Citigroup Global Markets Inc.
RBC Capital Markets, LLC
Scotia Capital (USA) Inc.
Mizuho Securities USA LLC
MUFG Securities Americas Inc.
SMBC Nikko Securities America, Inc.
Wells Fargo Securities, LLC

Co-Managers:	ATB Capital Markets Corp. BMO Capital Markets Corp. CIBC World Markets Corp. J.P. Morgan Securities LLC National Bank of Canada Financial Inc. TD Securities (USA) LLC

*          *          *

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Changes to the Preliminary Prospectus Supplement

On March 24, 2026, RCI announced a Canadian offering of Fixed-to-Fixed Rate Subordinated Notes due 2056 (the “Canadian Notes”). The Canadian Notes will be new unsecured, subordinated obligations of RCI. RCI intends to use the net proceeds from the sale of the Canadian Notes to repay certain of its outstanding indebtedness, which may include the 5.00% Fixed-to-Fixed Rate Subordinated Notes due 2081. Pending any such uses, RCI may use the net proceeds from the sale of the Canadian Notes as working capital or invest the net proceeds in bank deposits and money market securities. The Canadian Notes are being offered exclusively to persons in the provinces of Canada on a private placement basis in reliance upon exemptions from the prospectus requirements under applicable securities laws in each of the provinces of Canada. The offering of the Canadian Notes is not being made in the United States. There can be no assurance that the offering of the Canadian Notes will be consummated on attractive terms or at all. Conforming changes are deemed to be made throughout the Preliminary Prospectus Supplement to reflect the offering of the Canadian Notes.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll-free at 1-800-294-1322, Citigroup Global Markets Inc. toll-free at 1-800-831-9146, RBC Capital Markets, LLC toll-free at 1-866-375-6829, Scotia Capital (USA) Inc. toll-free at 1-800-372-3930.